Exhibit 99.13

                              FSP ROYAL RIDGE CORP.

                  SUPPLEMENT TO CONSENT SOLICITATION/PROSPECTUS

      This Supplement is to supplement the Consent Solicitation/Prospectus being furnished to holders of preferred stock in four real estate investment trusts, FSP Montague Business Center Corp., FSP Addison Circle Corp., FSP Royal Ridge Corp. and FSP Collins Crossing Corp., each of which is referred to as a target REIT. The Consent Solicitation/Prospectus and this Supplement thereto are being furnished in connection with the solicitation of votes to approve an agreement and plan of merger, dated August 13, 2004, by and among Franklin Street Properties Corp., referred to as FSP Corp., four wholly-owned acquisition subsidiaries of FSP Corp., referred to as the acquisition subsidiaries, and the target REITs. The merger agreement provides for the acquisition of the target REITs by FSP Corp. by merging each of the four target REITs with and into a related acquisition subsidiary.

      As the effects of the mergers may differ for stockholders in each of the target REITs, a supplement similar to this Supplement has been prepared for each of the target REITs. We are providing you and every stockholder in each of the other target REITs with all the Supplements prepared for the target REITs.

Risk Factors

      In evaluating the mergers, you should carefully consider the following factors, which are described in detail in the section of the Consent Solicitation/Prospectus entitled "Risk Factors," in addition to other matters set forth in the Consent Solicitation/Prospectus.

Risks Relating to the Mergers

      o The nature of the target REIT stockholders' investment in their respective target REITs will change upon consummation of the mergers.

      o The mergers may affect the level of dividends paid to target REIT stockholders.

      o Target REIT stockholders will be foregoing the potential appreciation in the real property owned by their respective target REIT.

      o The future price of FSP common stock may be lower than the price per share negotiated for purposes of the merger consideration.

      o The mergers will require the target REIT stockholders to forgo alternatives to the mergers.

      o Target REIT stockholders will experience a loss of relative voting power.

      o The target REIT stockholders will experience greater risks relating to diversification of portfolios following the mergers.

      o The officers and directors of the target REITs have conflicts of interest that may have influenced them to support or adopt the merger agreement.

      o The combined company may be liable for contingent or undisclosed liabilities of the target REITs.

      o The shares of FSP common stock received by the target REIT stockholders are not tradable on a national stock market or other exchange.

      o The target REIT stockholders may experience dilution of their respective holdings in FSP Corp.

      o A majority vote of the target REIT stockholders of a target REIT will bind all the target REIT stockholders of that target REIT.

Real Estate and Business Risks of FSP Corp.

      o If FSP Corp. is not able to collect sufficient rents from each of its owned real properties, FSP Corp. may suffer significant operating losses or a reduction in cash available for future dividends.

      o FSP Corp. faces risks in continuing to attract investors for sponsored REITs.

      o Failure to renew, replace or extend FSP Corp.'s line of credit could have a material adverse effect on the cash available for distribution to FSP Corp.'s stockholders and would limit FSP Corp.'s growth.

      o If FSP Corp. is unable to fully syndicate a sponsored REIT, it may be required to keep a balance outstanding on its line of credit or use its cash balance to repay the line of credit, which may reduce cash available for distribution to FSP Corp.'s stockholders.

      o FSP Corp. may not be able to find properties that meet its criteria for purchase.

      o     FSP Corp. is dependent on key personnel.

      o     FSP Corp.'s level of dividends may fluctuate.

      o The real properties held by FSP Corp. may significantly decrease in value.

      o     FSP Corp. faces risks in owning and operating real property.

      o     FSP Corp. faces risks from tenant defaults or bankruptcies.

      o FSP Corp. may encounter significant delays in reletting vacant space, resulting in losses of income.


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

      o     FSP Corp. faces risks from geographic concentration.

      o FSP Corp. competes with national, regional and local real estate operators and developers, which could adversely affect its cash flow.

      o There is limited potential for an increase in leased space gains in FSP Corp.'s properties.

      o FSP Corp. is subject to possible liability relating to environmental matters, and FSP Corp. cannot assure you that it has identified all possible liabilities.

      o FSP Corp. is subject to compliance with the Americans With Disabilities Act and fire and safety regulations which could require FSP Corp. to make significant capital expenditures.

      o There are significant conditions to FSP Corp.'s obligation to redeem shares of its common stock and any such redemption will result in the stockholders tendering shares receiving less than their fair market value.

      o FSP Corp. may lose capital investment or anticipated profits if an uninsured event occurs.

      o Contingent or unknown liabilities acquired in mergers or similar transactions could require FSP Corp. to make substantial payments.

      o FSP Corp. would incur adverse tax consequences if FSP Corp. failed to qualify as a REIT.

      o Provisions in FSP Corp.'s organizational documents may prevent changes in control.

      o The listing of FSP common stock on the American Stock Exchange or other national securities exchange and the trading price of FSP common stock following such listing are uncertain. The FSP common stock could trade at a lower price than anticipated.

Effects of the Mergers

      Pursuant to the merger agreement, FSP Royal Ridge Corp., or Royal Ridge, will merge with and into a wholly-owned subsidiary of FSP Corp. called Royal Ridge Acquisition Corp. and created for the sole purpose of the merger, with the acquisition subsidiary as the surviving corporation. The preferred stockholders of Royal Ridge will be issued shares of FSP common stock which will be registered under the Securities Act of 1933, as amended, on a registration statement on Form S-4 to which this Supplement is an exhibit. As a result of the mergers, Royal Ridge preferred stockholders will exchange their interests in Royal Ridge, a real estate investment trust organized as a Delaware corporation, for interests in FSP Corp., a real estate investment trust organized as a Maryland corporation.

      There are significant differences between Royal Ridge and FSP Corp., including the following:


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

      o FSP Corp.'s real estate portfolio will be substantially larger and more diverse geographically, by property type and by tenant business;

      o FSP Corp.'s business will generate revenues from real estate investment banking/brokerage and property management activities and from a larger and more diversified real estate portfolio;

      o The nature of each Royal Ridge preferred stockholder's investment will change from an interest in a corporation owning a specified property for a finite period in which the Royal Ridge preferred stockholder will receive a distribution upon liquidation based upon the net proceeds from the sale of the entity's assets, to an investment in an ongoing fully-integrated real estate company, which has a portfolio of properties that may be changed from time to time and conducts real estate investment banking operations, in which the equity owners are expected to recover their investment from the sale of their FSP common stock, which is currently illiquid, and not from liquidating distributions; and

      o FSP Corp. will have substantial flexibility to raise equity capital, meaning that investors in FSP Corp. may be subject to dilution.

A comparison of the rights of stockholders of the target REITs and FSP Corp. may be found in the section of the Consent Solicitation/Prospectus entitled "Comparison of Stockholder Rights." In addition, selected pro forma consolidated financial data may be found in the section of the Consent Solicitation/Prospectus entitled "Selected Pro Forma Condensed Consolidated Financial Data" and selected comparative per share data may be found in the section of the Consent Solicitation/Prospectus entitled "Comparative Per Share Data."

Tax Consequences of the Mergers

      The mergers are intended to qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the mergers qualify as reorganizations, there will be no United States federal income tax consequences to Royal Ridge preferred stockholders as a result of the mergers. The material United States federal income tax considerations related to the mergers are described in detail in the section of the Consent Solicitation/Prospectus entitled "Material United States Federal Income Tax Considerations."

Fairness of the Mergers

      The Board of Directors of Royal Ridge believes that the terms of the merger agreement, when considered as a whole, are fair to the Royal Ridge preferred stockholders and the merger consideration offered in exchange for the preferred stock of Royal Ridge constitutes fair consideration for the interests of the Royal Ridge preferred stockholders. The following provides a summary of the factors upon which the Royal Ridge board based its conclusions as to the fairness of the mergers and the merger consideration to the Royal Ridge preferred stockholders. Such factors are described in detail in the section of the Consent Solicitation/Prospectus entitled "Fairness of the Mergers." The Royal Ridge board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weight to these factors in reaching their respective determination.


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

      o The Royal Ridge board compared the potential benefits and detriments of the mergers with the potential benefits and detriments of several alternatives to the mergers, including continuation of Royal Ridge, liquidation of Royal Ridge and support of secondary markets for the Royal Ridge stock. Because the appraisal with respect to the property held by Royal Ridge includes a valuation based on the discounted cash flow of that property's income stream, the Royal Ridge board believed that the appraised value of the property represented the accurate value of Royal Ridge on a going concern basis. Moreover, although the Royal Ridge board did not conduct a formal liquidation analysis, the liquidation value of Royal Ridge would be based in large part on the fair market value of Royal Ridge's net assets, which the Royal Ridge board believed was also reflected in the appraisal. The Royal Ridge board also believed that there was a significant risk that no secondary market would develop for stock in Royal Ridge if the board pursued the establishment of such a market. Based on these comparisons, the Royal Ridge board believes the mergers are more attractive than other alternatives.

      o The special committee of the Royal Ridge board, consisting of Messrs. R. Scott MacPhee and William W. Gribbell, each a member of the Royal Ridge board and an executive vice president of FSP Corp., engaged A.G. Edwards & Sons, Inc. to deliver a fairness opinion to the Royal Ridge board. On August 11, 2004, A.G. Edwards delivered a written opinion to the Royal Ridge board to the effect that the merger consideration was fair, from a financial point of view, to the Royal Ridge preferred stockholders. The fairness opinion is attached to the Consent Solicitation/Prospectus as Appendix C.

      o The Royal Ridge board determined after consultation with A.G. Edwards, the financial advisor to Royal Ridge and its board, that the value of the FSP common stock to be distributed as merger consideration to the Royal Ridge preferred stockholders represented greater value than, or a premium above, the sum of the value of the real estate (as determined by an appraisal) and cash held by Royal Ridge.

      o Each target board obtained independent third-party appraisals of the real property owned by it, and the Royal Ridge board considered these appraisals in negotiating the merger consideration.

      o The Royal Ridge board considered historical financial information concerning the real estate properties owned by FSP Corp. and the target REITs and the amount of cash held by FSP Corp. and each of the target REITs.

      o Royal Ridge will have the right to declare dividends consistent with past practice in respect of the quarters or partial quarters preceding the effective date of the mergers. The combined company will have the obligation to pay any such dividends that have been declared but not paid as of the effective date.


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

      o Certain merger expenses are considered individual expenses to be paid by the party incurring the expenses. The costs of A.G. Edwards's engagement and the fees of the target REITs' outside counsel and accountants will be apportioned among the target REITs based on the relative net proceeds of the original syndication of each target REIT's stockholders, and each appraisal will be paid by the target REIT owning the property that is the subject of the appraisal. All other expenses, including consulting, legal, accounting and administrative, will be paid by FSP Corp.

      o The members of the target boards have conflicts of interest in connection with the mergers. Each target board established a special committee consisting of Messrs. MacPhee and Gribbell, the only members of the target boards who are not also members of the FSP board. Messrs. MacPhee and Gribbell serve as executive vice presidents of FSP Corp. The special committees engaged A.G. Edwards to advise them in evaluating and negotiating the terms of the mergers, including the merger consideration, and to deliver a fairness opinion to each target board. No fees or other compensation will be payable to the members of the target boards (or the special committees) or to FSP Corp. or its affiliates in connection with the mergers.

Determination and Allocation of Merger Consideration

      The merger consideration was determined through negotiations between the special committees of the target boards and FSP Corp. Each special committee relied on advice from its financial advisor, A.G. Edwards, in its negotiations with FSP Corp. In agreeing to the fairness of the $17.70 per share negotiated price, each target board reviewed the analyses presented by A.G. Edwards, financial advisor to the special committees, the target boards and the target REITs, to estimate the value of FSP common stock. In agreeing to the merger consideration for each target REIT, each special committee also considered the independent third party appraisals of the target REIT properties, assets and liabilities of their respective target REITs and FSP Corp., the expected cash available for distribution of their respective target REITs, the multiples of cash available for distribution commonly used in valuing REITs and the limited liquidity of FSP common stock. Each special committee was also made aware that FSP Corp. intends to file an application to list the FSP common stock on the American Stock Exchange. There can be no assurance that FSP Corp. will file such application, or, in the event it does, that the American Stock Exchange will approve the application or that a meaningful trading market will develop for the FSP common stock. In concluding that the merger consideration is fair, the Royal Ridge board relied in part on the recommendation of its special committee, the fairness opinion delivered by A.G. Edwards for Royal Ridge and the appraisal it received for the property held by Royal Ridge.

      In allocating the approximately $192,841,463 of merger consideration among the target REITs, FSP Corp.'s management considered the appraised values of each target REIT, the cash flow projected for each target REIT, the adjusted cash reserves held by each target REIT, and the current market conditions for real estate acquisitions in the various locations of the target REITs. The special committees, management of FSP Corp., and A.G. Edwards held a telephonic meeting on July 29, 2004 to discuss the allocation of the merger consideration, including the allocation of the premiums to be paid by FSP Corp. for each target REIT. During that call, after reaffirming with all the parties that the stock price of $17.70 per share of FSP common stock was the negotiated price per share to be paid as merger consideration, FSP Corp. stated that it was willing to make an offer to each of the target REITs based, in part, on FSP Corp.'s specific knowledge of the target REITs' properties which it had gained from the operation of such properties by FSP Property Management, a wholly owned subsidiary of the FSP Corp., prior to and following the syndication of the target REITs. FSP Corp. then suggested a separate value for each target REIT based on its knowledge of the real properties held by each target REIT, including among other things, the


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

tenants, the operating costs, current market conditions, FSP Corp.'s view of future market rents, the likelihood of lease renewals, the costs of turnover, and FSP Corp.'s experience with acquisitions for similar properties in the same or similar markets. The negotiations between the parties resulted in agreement on merger consideration for Royal Ridge that produced a premium, based on a value of $17.70 per share of FSP common stock, to the sum of the appraised value of real estate and adjusted cash reserves of 17.9%.

      As a result of these negotiations, the merger agreement provides for the Royal Ridge preferred stockholders to receive merger consideration valued at $31,888,293. A summary of certain information considered in the determination of the value of Royal Ridge by the Royal Ridge special committee and board for purposes of the merger consideration follows:

--------------------------------------------------------------------------------------
Appraised value of real estate held by Royal Ridge                      $26,075,000
--------------------------------------------------------------------------------------
Dollar amount of any mortgages or liabilities to which appraised real   None
estate held by Royal Ridge is subject
--------------------------------------------------------------------------------------
Cash held by Royal Ridge as of September 30, 2004                       $2,510,812
--------------------------------------------------------------------------------------
Other assets held by Royal Ridge                                        None
--------------------------------------------------------------------------------------
Other liabilities of Royal Ridge                                        None
--------------------------------------------------------------------------------------
Value assigned to Royal Ridge                                           $31,888,293
--------------------------------------------------------------------------------------
Value assigned to Royal Ridge per share of preferred stock of Royal
Ridge, of which there are 297.5 outstanding                             $107,188
--------------------------------------------------------------------------------------
Shares of common stock of FSP Corp. to be issued as merger
consideration to Royal Ridge preferred stockholders                     1,801,598
--------------------------------------------------------------------------------------
Percentage of FSP Corp., post-mergers, which the shares of common stock
of FSP Corp. issued as merger consideration represent                   2.98%
--------------------------------------------------------------------------------------
Value assigned to the holdings of FSP Corp. in Royal Ridge              None
--------------------------------------------------------------------------------------

The calculation of the 17.9% premium to be paid to Royal Ridge preferred stockholders was made as follows:

--------------------------------------------------------------------------------
Appraised value of real estate held by Royal Ridge                   $26,075,000
--------------------------------------------------------------------------------
Adjusted cash reserves (1)                                           $967,500
--------------------------------------------------------------------------------
Value assigned to Royal Ridge                                        $31,888,293
--------------------------------------------------------------------------------
Premium                                                              17.9%
--------------------------------------------------------------------------------
Premium over gross proceeds of Royal Ridge at syndication            7%
--------------------------------------------------------------------------------


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

(1) The adjusted cash reserves are lower than the actual cash reserves held by Royal Ridge because the adjusted cash reserves take into account estimated expenditures that are expected to be made by Royal Ridge prior to the consummation of the mergers. These expenditures include Royal Ridge's proportional share of the anticipated costs of the contemplated transactions relating to legal fees and financial advisory fees, the expenses payable by Royal Ridge for its appraisal and certain anticipated additional expenditures related specifically to the operations of Royal Ridge.

Compensation Paid by Royal Ridge to FSP Corp. and Its Affiliates

--------------------------------------------------------------------------------------
Compensation paid and cash distributions made from January 1, 2004 to    $25,712
September 30, 2004
--------------------------------------------------------------------------------------
Compensation paid and cash distributions made from January 1, 2003 to    $4,402,465
December 31, 2003
--------------------------------------------------------------------------------------
Compensation paid and cash distributions made from January 1, 2002 to    N/A*
December 31, 2002
--------------------------------------------------------------------------------------
Compensation paid and cash distributions made from January 1, 2001 to    N/A*
December 31, 2001
--------------------------------------------------------------------------------------

*N/A indicates a time period prior to the syndication of Royal Ridge.

      The compensation, including fees, paid to FSP Corp. and its affiliates consists primarily of payments made in connection with the original syndication of interests in Royal Ridge, and thereafter of asset management fees. If the mergers had been reflected prior to such period, Royal Ridge would have been a wholly-owned subsidiary of FSP Corp. and no compensation would have been paid. The executive officers of FSP Corp. receive compensation from FSP Corp. as set forth in the section of the Consent Solicitation/Prospectus entitled "Management
- Management Compensation."

Cash Distributions Made to Royal Ridge Preferred Stockholders

--------------------------------------------------------------------------------------
Cash distributions made from January 1, 2004 to September 30, 2004       $1,614,236
--------------------------------------------------------------------------------------
Cash distributions made from January 1, 2003 to December 31, 2003        $1,375,195
--------------------------------------------------------------------------------------
Cash distributions made from January 1, 2002 to December 31, 2002        N/A*
--------------------------------------------------------------------------------------
Cash distributions made from January 1, 2001 to December 31, 2001        N/A*
--------------------------------------------------------------------------------------
Cash distributions made from January 1, 2000 to December 31, 2000        N/A*
--------------------------------------------------------------------------------------
Cash distributions made from January 1, 1999 to December 31, 1999        N/A*
--------------------------------------------------------------------------------------


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

*N/A indicates a time period prior to the syndication of Royal Ridge.

      You should note that, for the period beginning October 1, 2003 and ending September 30, 2004, quarterly, non-special cash distributions for each share of Royal Ridge preferred stock totaled $7,192. For that same period, FSP Corp. paid quarterly, non-special dividends totaling $1.24 per share of FSP common stock. Each share of Royal Ridge preferred stock will receive 6,055.79 shares of FSP common stock upon consummation of the merger. Thus, on a pro forma basis, you would have received quarterly, non-special dividends totaling $7,509.18 for the same period if you had held the number of shares of FSP common stock which you will receive in exchange for one share of Royal Ridge preferred stock, or approximately 104% of the aggregate amount of quarterly, non-special cash distributions you did receive as a Royal Ridge preferred stockholder.

      Selected financial information concerning Royal Ridge may be found in the section of the Consent Solicitation/Prospectus entitled "Selected Financial Information of Royal Ridge" Selected pro forma consolidated financial data may be found in the section of the Consent Solicitation/Prospectus entitled "Selected Pro Forma Condensed Consolidated Financial Data." Such information should be read in conjunction with the financial statements of FSP Corp. and the target REITs and related notes thereto included elsewhere in the Consent Solicitation/ Prospectus or incorporated therein by reference.


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